

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 7, 2017

<u>Via E-mail</u>
Ms. Terri Garnick
Chief Financial Officer
Strategic Realty Trust, Inc.
66 Bovet Road, Suite 100
San Mateo, CA 94402

      Re: Strategic Realty Trust, Inc.
            Form 10-K for the fiscal year ended December 31, 2016
            Filed March 24, 2017
            File No. 000-54376

Dear Ms. Garnick:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Shannon Sobotka

                           Shannon Sobotka
                           Staff Accountant
                           Office of Real Estate and
                           Commodities